FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 14, 2006 regarding the year-end dividend for fiscal 2005.

2.	Press release dated March 14, 2006 regarding notice on delisting from four overseas stock exchanges.

3.	Press release dated March 14, 2006 regarding new executive officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: March 15, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces the Year-end Dividend for Fiscal 2005

Tokyo, March 14, 2006 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced a plan for the year-end dividend for the fiscal year ending March 31, 2006 as follows. The plan will be finally authorized at a meeting of the Board of Directors to be held in the middle of May 2006 after the statutory audit of the financial statements etc. under the Commercial Code of Japan.

Plan for the year-end dividend for the fiscal year ending March 31, 2006

5.5 yen per share*

*    The Company intends to pay the year-end dividend on May 22, 2006.

Reference:	Dividends for the fiscal year ended March 31, 2005
	Interim dividend:	5.5 yen per share
	Year-end dividend:	5.5 yen per share
Dividends for the fiscal year ended March 31, 2006
	Interim dividend:	5.5 yen per share
	Year-end dividend:	5.5 yen per share

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FOR IMMEDIATE RELEASE

Notice on Delisting from Four Overseas Stock Exchanges

Tokyo, March 14, 2006 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that it has decided to apply to delist its shares (including those represented by bearer certificates and depositary receipts) from four overseas stock exchanges as follows.

1.	Stock Exchanges from which Hitachi will delist:

Luxembourg, Frankfurt, Euronext Amsterdam and Euronext Paris

(cf.) Stock Exchanges on which Hitachi will maintain its listing: Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York

2.	Reason for delisting

The volume of Hitachi shares traded on the stock exchanges from which Hitachi is applying to delist is low. Hitachi therefore expects that the delisting would not significantly affect the interests of its shareholders and investors.

3.	Schedule

Hitachi will apply to begin the delisting process in mid-March and expects to complete all delisting procedures by the end of December 2006, although the delisting process may vary across the respective stock exchanges.

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FOR IMMEDIATE RELEASE

Hitachi Announces New Executive Officers

Tokyo, March 14, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the management changes in accordance with a determination at the meeting of Board of Directors held today, etc. The appointment is effective on April 1, 2006.

1. Executive Officers

[Effective April 1, 2006] [*Promotion, ** Reappointment and Promotion, ***New]

*Etsuhiko Shoyama

New: Chairman

Current: President and Chief Executive Officer

*Kazuo Furukawa

New: President

Current: Executive Vice President and Executive Officer, General Manager of Corporate Export Regulation Division, in charge of Information & Telecommunication Systems Business, Digital Media Business, Group- Global and Business Development

Michiharu Nakamura

New: Executive Vice President and Executive Officer in charge of Research & Development, Business Incubation, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Technology Officer

Current: Executive Vice President and Executive Officer, in charge of Research & Development, Business Incubation

*Hiroaki Nakanishi

New: Executive Vice President and Executive Officer, Chief Executive for North America, Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

Current: Senior Vice President and Executive Officer, Chief Executive for North America, Chief Executive Officer of Hitachi Global Storage Technologies, Inc.

*Takashi Hatchoji

New: Executive Vice President and Executive Officer, General Manager of Compliance Division, in charge of Corporate Planning & Development, Legal & Corporate Communications, Management Audit, Procurement

Current: Senior Vice President and Executive Officer, General Manager of Hitachi Group- Legal & Corporate Communications, Compliance Division and Invention Management Division, in charge of Hitachi Group Management, Management Audit

*Takashi Miyoshi

New: Executive Vice President and Executive Officer, Chief Hitachi Group Headquarters, in charge of Business Development and Finance,

Current: Senior Vice President and Executive Officer, General Manager of Hitachi Group-Finance Strategy Office, in charge of Hitachi Group Management, Finance

*Shigeharu Mano

New: Executive Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, President and Director of Babcock-Hitachi K.K.

Current: Senior Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, President and Director of Babcock-Hitachi K.K.

**Tadahiko Ishigaki

New: Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Group-wide Strategic Sales Office, Customer Satisfaction Promotion Center, in charge of Digital Media Business and Group-Global, General Manager of Corporate Export Regulation Division

Current: President & Director of Hitachi Home & Life Solutions, Inc. and Vice General Manager of Consumer Business Group, Hitachi, Ltd.

*Kunihiko Ohnuma

New: Senior Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group, in charge of Industrial Systems

Current: Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group

*Manabu Shinomoto

New: Senior Vice President and Executive Officer, President & Chief Executive Officer and Chief Technology Officer of Information & Telecommunication Systems Group

Current: Vice President and Executive Officer, President & Chief Executive Officer and Chief Technology Officer of Information & Telecommunication Systems Group

*Taiji Hasegawa

New: Senior Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Current: Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

*Kazuhiro Mori

New: Senior Vice President and Executive Officer, in charge of Hitachi Group Companies Management Assistance, President and Director of Hitachi Displays, Ltd.

Current: Vice President and Executive Officer, in charge of Hitachi Group Companies Management Assistance, President and Director of Hitachi Displays, Ltd.

*Shozo Saito

New: Senior Vice President and Executive Officer, in charge of Production Technology and Power Technology

Current: Vice President and Executive Officer, in charge of Power Technology

*Junzo Kawakami

New: Senior Vice President and Executive Officer, General Manager of Research & Development Group

Current: Vice President and Executive Officer, General Manager of Research & Development Group

*Minoru Tsukada

New: Senior Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Current: Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Gaku Suzuki

Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group, General Manager of Transportation Systems Division

***Naoya Takahashi

New: Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group

Current: Chief Operating Officer of Information & Telecommunication Systems Group

***Junzo Nakajima

New: Vice President and Executive Officer, Executive Vice President and Chief Innovation Officer of Information & Telecommunication Systems Group

Current: Chief Operating Officer of Information & Telecommunication Systems Group

Kazuo Tachibana

Vice President and Executive Officer, General Manager of Consumer Business Group

Makoto Ebata

Vice President and Executive Officer, President & Chief Executive Officer of Ubiquitous Platform Group and Vice General Manager of Consumer Business Group

Masahiro Hayashi

Vice President and Executive Officer, General Manager of Kansai Area

Koichiro Nishikawa

Vice President and Executive Officer, in charge of Business Development

Shinjiro Kasai

Vice President and Executive Officer, in charge of Human Capital, General Manager of Secretarial Office and Head Office Business Support Division

Hiroyuki Fukuyama

Vice President and Executive Officer, in charge of Production Technology, General Manager of Investment Planning Office and Corporate Quality Assurance Division

2. Resigning Executive Officer [Effective March 31, 2006]

Isao Ono

Current: Executive Vice President and Executive Officer, in charge of Sales, Information & Telecommunication Systems Business, General Manager of Information Security Division

—Appointed Senior Adviser, Hitachi, Ltd., effective on April 1, 2006

—Scheduled to be appointed President and Executive Officer of Hitachi Software Engineering Co., Ltd. on June 22, 2006

Masaharu Sumikawa

Current: Executive Vice President and Executive Officer, in charge of Power Systems and Industrial Systems, Automotive Systems, Production Technology

—Appointed President and Executive Officer of Hitachi Plant Technologies, Ltd. on April 1, 2006

Takuya Tajima

Current: Senior Vice President and Executive Officer, General Manager of Corporate Marketing Group, Group-wide Strategic Sales Office, Customer Satisfaction Promotion Center

—Appointed Senior Vice President and Executive Officer of Japan SERVO Co., Ltd. on April 1, 2006

—Scheduled to be appointed President and Executive Officer of Japan SERVO Co., Ltd. on the end of June 2006

Iwao Hara

Current: Vice President and Executive Officer, Executive Vice President of Information & Telecommunication Systems Group and Chief Strategic Officer

—Appointed Executive Vice President and Executive Officer of Hitachi Information Systems, Ltd. on April 1, 2006

—Scheduled to be appointed President and Executive Officer of Hitachi Information Systems, Ltd. on the end of June 2006

Takao Suzuki

Current: Vice President and Executive Officer, General Manager of Chugoku Area Operation

—Appointed Executive Vice President and Executive Officer of Hitachi Transport System, Ltd. on April 1, 2006

—Scheduled to be appointed President and Executive Officer of Hitachi Transport System, Ltd. on the end of June 2006

Yasuo Sakuta

Current: Vice President and Executive Officer, General Manager of Intellectual Property Group

—Appointed Senior Partner, NITTO International Patent Office P.P.C on April 1,2006

Isao Uchigasaki

Current: Hitachi Group Executive Officer, Chief Hitachi Group Headquarter, Hitachi Group Chief Innovation Officer

—Concurrently holds the post of Chairman of the Board, Hitachi Chemical Co., Ltd.

—Concurrently holds Director, Hitachi, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Website at http://www.hitachi.com.

Biography of New Executive Officer

Tadahiko Ishigaki

1. Date of Birth	:	January 14, 1946

2. Education

March, 1968	:	Graduated from Faculty of Business and Commerce, Keio University

3. Business Experience

October, 2004	:	President & Director, Hitachi Home & Life Solutions, Inc. and Vice General Manager of consumer Business Group, Hitachi, Ltd.

February, 2004	:	President & Director, Hitachi Home & Life Solutions, Inc.

June, 2003	:	Vice President and Executive Officer, Chief Marketing strategy Group, Hitachi, Ltd.

April, 2003	:	Chief Marketing strategy Group, Hitachi, Ltd.

October, 2002	:	General Manager of Marketing Officer Sales Management Division, Corporate Marketing Group and Chief Innovation Officer, Hitachi, Ltd.

June, 2001	:	Executive Managing Director, Nippon Columbia Co., Ltd.

April, 1999	:	General Manager of Digital Media Sales Management Division, Digital Media Group, Hitachi, Ltd.

April, 1995	:	Managing Director of Hitachi Home Electronics (Europe) Ltd.

February, 1993	:	Deputy Managing Director of Hitachi Home Electronics (Europe) Ltd.

August, 1987	:	Senior Manager of Industrial machine Department, Export Office Division 1, Hitachi, Ltd.

April, 1968	:	Joined Hitachi, Ltd.

Naoya Takahashi

1. Date of Birth	:	October 17, 1948

2. Education

March, 1968	:	BS and MS degrees from Electrical Engineering, Keio University

3. Business Experience

April, 2003	:	Chief Operating Officer of Information & Telecommunication Systems Group

April, 2001	:	General Manager of Disk Array Systems Division, Information & Telecommunication Systems Group

August, 2000	:	General Manager of Disk Array Subsystem Division, Storage System Division, Information & Telecommunication Systems Group

August, 1999	:	Deputy General Manager of Disk Array Subsystem Division, Storage System Division, Information & Telecommunication Systems Group

February, 1992	:	Senior Manager of Storage Systems Department 2, Odawara Warks

April, 1973	:	Joined Hitachi, Ltd.

Junzo Nakajima

1. Date of Birth	:	February 8, 1949

2. Education

March, 1968	:	Graduated from Faculty of Engineering, The University of Tokyo

3. Business Experience

April, 2005	:	Chief Operating Officer of Information & Telecommunication Systems Group, Hitachi, Ltd.

April, 2003	:	President & Chief Executive Officer of Hitachi Data Systems Solutions Holding CORP.

April, 2001	:	General Manager of Government & Public Corporation Information Systems Division, Hitachi, Ltd.

August, 1997	:	General Manager of Government & Systems Division, Government & Public Corporation Information Systems Division, Hitachi, Ltd.

August, 1992	:	Senior Manager of Government & Public Systems Department 5, Government & Public Corporation Information Systems Division, Hitachi, Ltd.

May, 1972	:	Joined Hitachi, Ltd.

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